INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

INDEX TO FINANCIAL STATEMENTS

Page
Balance Sheets as of December 31, 2012 and as of March 31, 2012	F-2

Interim Statements of Operations for the period from April 6, 2011 (date of inception) to March 31, 2012, from April 1, 2012 to December 31, 2012 and from April 6, 2011 (date of inception) to December 31, 2012

F-3

Interim Statements of Changes in Shareholders’ Equity for the period from April 6, 2011 (date of inception) to December 31, 2012	F-4

Interim Statements of Cash Flows for the period from April 6, 2011 (date of inception) to March 31, 2012, from April 1, 2012 to December 31, 2012 and from April 6, 2011 (date of inception) to December 31, 2012

F-5

Notes to Financial Statements	F-6

F- 1

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

BALANCE SHEETS

	December 31, 2012	March 31, 2012
	(unaudited)
ASSETS
Current assets
Cash	$413,006	$152
Prepaid expenses	14,094	-
Deferred offering costs (Note 2)	-	62,500
Restricted cash held in trust (note 1,7)	45,971,982	-
Total Assets	$46,399,082	$62,652

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Note and advances payable to affiliate (Note 4)	$-	$55,940
Accrued offering costs	-	8,836
Accrued expenses	92,754	-
Deferred legal fees	100,000	-
Total current liabilities	192,754	64,776

Commitments and Contingencies (Note 1,3,4,6)

Ordinary shares subject to possible redemption; 5,150,791 shares (at redemption value)	41,206,327	-
Shareholders' Equity:
Ordinary shares, no par value; unlimited shares authorized; 2,036,709 issued and outstanding (which excludes 5,150,791 shares subject to possible redemption as of December 31, 2012); 1,437,500 issued and outstanding as of March 31, 2012 (Note 5)	-	-
Additional paid-in capital	5,282,448	25,000
Deficit accumulated during the development stage	(282,447)	(27,124)
Total shareholders’ equity (deficit )	5,000,001	(2,124)
Total liabilities and shareholders’ equity (deficit )	$46,399,082	$62,652

The accompanying notes should be read in conjunction with the financial statements

F- 2

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

INTERIM STATEMENTS OF OPERATIONS

	Three months ended December 31,		Nine months ended December 31,		Period from April 6, 2011 (inception) to March	Period from April 6, 2011 (inception) to December
	2012	2011	2012	2011	31, 2012	31, 2012
Formation and operating costs	$61,108	$19,880	$227,305	$19,880	$27,124	$254,429
Change in fair value of trust	$16,290	$-	$28,018	$-	$-	$28,018
Net loss attributable to ordinary shares not subject to possible redemption	$(77,398)	$(19,880)	$(255,323)	$(19,880)	$(27,124)	$(282,447)

Weighted average number of ordinary shares outstanding, excluding shares subject to possible redemption	2,036,709	1,437,500	1,783,738	1,437,500	1,437,500	1,587,919

Net loss per ordinary share, excluding shares subject to possible redemption	$(0.04)	$(0.01)	$(0.14)	$(0.01)	$(0.02)	$(0.18)

The accompanying notes should be read in conjunction with the financial statements

F- 3

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the period from April 6, 2011 (inception) to December 31, 2012

	Ordinary shares		Additional paid-in	Deficit accumulated during the development	Total Shareholders’
	Shares	Amount	capital	stage	equity
Sale of ordinary shares to Sponsor on April 6, 2011 at approximately $ 0.022 per share (Note 5)	1,150,000	$-	$25,000	$-	$25,000

Net loss attributable to ordinary shares not subject to possible redemption	-	-	-	(27,124)	(27,124)

Balances as of March 31, 2012 (Audited)	1,150,000	-	25,000	(27,124)	(2,124)

Share increase as a result of a 1.25 for 1 forward stock split	287,500	-	-	-	-

Sale on July 25 and July 26, 2012, of 5,750,000 units through public offering at $8 per unit (including 5,161,616 shares subject to possible redemption)	5,750,000	-	46,000,000	-	46,000,000

Underwriter's discount and offering expenses	-	-	(1,946,225)	-	(1,946,225)

Proceeds from issuance of warrants	-	-	2,410,000	-	2,410,000

Proceeds subject to possible redemption of 5,150,791 ordinary shares at redemption value	(5,150,791)	-	(41,206,327)	-	(41,206,327)

Net loss attributable to ordinary shares not subject to possible redemption	-	-	-	(255,323)	(255,323)

Balances as of December 31, 2012 (Un-audited)	2,036,709	-	5,282,448	(282,447)	5,000,001

The accompanying notes should be read in conjunction with the financial statements

F- 4

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

STATEMENTS OF CASH FLOWS

	Period from April 1, 2012 to December 31, 2012	Period from April 6, 2011 (inception) to March 31, 2012	Period from April 6, 2011 (inception) to December 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss for the period	(255,323)	(27,124)	(282,447)
Change in operating liabilities:
Prepaid expenses	(14,094)	-	(14,094)
Accrued expenses	92,754	-	92,754
Deferred legal fees	100,000	-	100,000
Net cash used in operating activities	(76,663)	(27,124)	(103,787)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash contributed to Trust Fund	(45,971,982)	-	(45,971,982)
Net cash used in investing activities	(45,971,982)	-	(45,971,982)

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred offering costs	53,664	(53,664)	-
Proceeds from sale of ordinary shares to Sponsor	-	25,000	25,000
Proceeds from note and advances payable to affiliate	(55,940)	55,940	-
Proceeds from issuance of warrants	2,410,000	-	2,410,000
Portion of net proceeds from sale of units through Public offering allocable to shares of common shares subject to possible redemption	41,206,327	-	41,206,327
Net proceeds from sale of units through public offering allocable to shareholders' equity	2,847,448	-	2,847,448
Net cash provided by financing activities	46,461,499	27,276	46,488,775

Net increase in cash	412,854	152	413,006
Cash beginning of period	152	-	-
End of period	413,006	152	413,006

SUPPLEMENTAL SCHEDULE FOR NON-CASH FINANCING ACTIVITIES
Deferred offering costs included in accrued offering costs	-	8,836	8,836
Deferred legal fees	100,000	-	100,000

The accompanying notes should be read in conjunction with the financial statements

F- 5

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

1. Organization and Business Operations

Incorporation

Infinity Cross Border Acquisition Corporation f/k/a Infinity China 1 Acquisition Corporation (the “Company”) was incorporated in the British Virgin Islands on April 6, 2011.

Sponsor

The Company’s sponsors are Infinity I-China Fund (Cayman), L.P., Infinity I-China Fund (Israel), L.P., Infinity I-China Fund (Israel 2), L.P. and Infinity I-China Fund (Israel 3), L.P., the general partner of each of aforementioned funds is Infinity-CSVC Partners, Ltd., a Cayman Islands exempted company (the “Sponsor”).

Fiscal Year End

The Company has selected March 31 as its fiscal year end.

Business Purpose

The Company was formed to effect a merger, capital share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (an “Initial Business Combination”).

Financing

The registration statement for the Company’s initial public offering was declared effective on July 19, 2012. On July 25, 2012, the Company consummated a public offering of 5,000,000 units (the “Public Units”) (the “Public Offering” – Note 3).  Each Unit consists of one ordinary share, no par value (“Ordinary Shares”), and one redeemable Ordinary Share purchase warrant (the “Public Warrant”). The Ordinary Shares sold as part of the units in the Public Offering are referred herein as “Public Shares.” On July 25, 2012, the Company completed a private placement of 4,400,000 Warrants to the initial investors and the lead underwriter (the “Private Placement Warrants”).  The Company received gross proceeds of $42,200,000 before deducting underwriters’ compensation of $1,400,000, and including $2,200,000 received for the purchase of the 4,400,000 Private Placement Warrants by the sponsors and the lead underwriter, Early BirdCapial, Inc ("EBC").

On July 26, 2012, the underwriters of the Public Offering exercised in full their option (the “Over-Allotment Option”) to purchase up to an additional 750,000 Units (the “Over-Allotment Units”) for additional gross proceeds of $6,000,000 (before deduction of underwriters compensation of $210,000) to the Company. Simultaneously with the closing of the Over-Allotment Option, the Company consummated the private sale of an additional 420,000 Private Placement Warrants (together with the sale of the 4,400,000 Private Placement Warrants, the “Private Placement”).

After giving effect to the Public Offering, the sale of the Over-Allotment Units and the Private Placement, a total of 7,187,500 Ordinary Shares (including 5,750,000 public shares and 1,437,500 shares held by the Company’s initial shareholders) and 10,570,000 Warrants (including 5,750,000 public warrants and 4,820,000 Private Placement Warrants) are outstanding. Of the proceeds from the Public Offering, the sale of the Over-Allotment Units and the Private Placement, a total of $46,000,000 (or $8.00 per public share) was initially placed in a trust account (the “Trust Account”) established for the benefit of the Company’s public shareholders.

The proceeds initially placed into the Trust Account were held in cash as of July 25, 2012 and July 26, 2012, and will be invested only in any of (i) U.S. Treasuries having a maturity of 180 days or less, (ii) any open ended investment company that holds itself out as a registered money market fund, which invests in U.S. Treasuries, or (iii) any open ended investment company that holds itself out as a money market fund, which invests in U.S. Treasuries selected by the Company meeting the conditions of paragraphs (c)(2), (c)(3) and (c)(4) of Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended (the “Act”), as determined by the Company and, with respect to option (iii) above, accompanied by an opinion of counsel reasonably satisfactory to EBC that such investment would not cause the Company to be an investment company under the Act. The Trust Account is held overseas and maintained by Continental Stock Transfer & Trust Company, acting as trustee. At December 31, 2012 all proceeds in the trust account were held in USA Treasury Bills.

Except for a portion of the interest income that may be released to the Company to pay any taxes and to fund the Company’s working capital requirements, none of the funds held in trust will be released from the Trust Account until the earlier of: (i) the consummation of an Initial Business Combination within 18 months from the closing of the Public Offering (or 21 months from the closing of the Public Offering, if a definitive acquisition agreement is executed within 18 months but the Initial Business Combination has not been consummated within such period) and (ii) a redemption to public shareholders prior to any voluntary winding-up in the event the Company does not consummate an Initial Business Combination within the applicable period.

F- 6

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

1. Organization and Business Operations- (continued)

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering and Private Placement, although substantially all of the net proceeds of the Public Offering are intended to be generally applied toward consummating an Initial Business Combination.

The Company’s initial shareholders, officers and directors have agreed that the Company will only have until January 25, 2014 to consummate its Initial Business Combination (or April 25, 2014, if the Company has entered into a definitive agreement for, but has not yet consummated, its Initial Business Combination with a target business by January 25, 2014). If the Company does not consummate its Initial Business Combination within this period of time, it will (i) as promptly as reasonably possible but no more than five business days thereafter, distribute the aggregate amount then on deposit in the Trust Account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata to the public shareholders by way of redemption and cease all operations except for the purposes of winding up its affairs. This redemption of public shareholders from the Trust Account shall be done automatically by function of the Company’s memorandum and articles of association and prior to any voluntary winding up. The initial shareholders have waived their rights to participate in any redemption with respect to their initial shares. However, if the initial shareholders or any of the Company’s officers, directors or affiliates acquire Ordinary Shares in or after the Public Offering, they will be entitled to a pro rata share of the Trust Account upon the Company’s redemption or liquidation in the event the Company does not consummate its Initial Business Combination within the required time period. In the event of such distribution, it is possible the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per Unit in the Public Offering.

Business Combination

An Initial Business Combination is subject to the following size, focus and shareholder approval provisions:

Size  — The prospective target business or businesses must have a fair market value that is at least equal to 80% of the balance of the Trust Account at the time of the execution of a definitive agreement with such target. The Company will not consummate an Initial Business Combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Act.

Focus  — The Company will seek to identify, acquire and operate a business located in Canada, Europe, Africa or Israel, although the Company may pursue acquisition opportunities in other geographic regions.

Tender Offer/Shareholder Approval  — The Company, after signing a definitive agreement for an Initial Business Combination, will either (i) provide shareholders with the opportunity to sell their shares to the Company by means of a tender offer (and thereby avoid the need for a shareholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less taxes payable plus amounts released to fund working capital requirements, or (ii) if the Company loses its status as a foreign private issuer (“FPI”) and is subject to the Exchange Act rules applicable to domestic issuers, seek shareholder approval of the Initial Business Combination at a meeting called for such purpose in connection with which shareholders may seek to redeem their shares, regardless of whether they vote for or against the Initial Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less taxes payable plus amounts released to fund working capital requirements.

The decision as to whether the Company will seek shareholder approval of the Initial Business Combination or will allow shareholders to sell their shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as whether the Company is deemed a FPI, the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek shareholder approval. If the Company seeks shareholder approval, it will consummate its Initial Business Combination only if a majority of the outstanding ordinary shares voted are voted in favor of the Initial Business Combination. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. Furthermore, the redemption threshold may be further limited by the terms and conditions of the Initial Business Combination.

F- 7

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

1. Organization and Business Operations- (continued)

Regardless of whether the Company holds a shareholder vote or a tender offer in connection with an Initial Business Combination, a public shareholder will have the right to redeem their Public Shares for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less taxes payable plus amounts released to fund working capital requirements. As a result, such Ordinary Shares are recorded at redemption/tender value and classified as temporary equity as of the completion of the Public Offering, in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.”

Liquidation  — If the Company does not consummate an Initial Business Combination within 18 (or 21 months) from the closing of the Public Offering, the Company (i) will, as promptly as reasonably possible but no more than five business days thereafter, distribute the aggregate amount then on deposit in the Trust Account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata, to holders of Public Shares by way of redemption and (ii) intends to cease all operations except for the purposes of any winding up of its affairs. This redemption of public shareholders from the Trust Account shall be done automatically by function of the Company’s memorandum and articles of association and prior to any voluntary winding up, although at all times subject to the BVI Business Companies Act, 2004 of the British Virgin Islands.

In the event of liquidation, it is possible the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per share in the Public Offering (assuming no value is attributed to the Public Warrants discussed in Note 3).

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the Securities and Exchange Commission.

Development Stage Company

The Company is considered to be in the development stage as defined by FASB ASC 915, “Development Stage Entities,” and is subject to the risks associated with activities of development stage companies. The Company has neither engaged in any operations nor generated any income to date. All activity through December 31, 2012 relates to the Company’s formation and the Public Offering and since consummation of the Public Offering, the search for a prospective target business with which to complete an Initial Business Combination. The Company will not generate any operating revenues until after completion of an Initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on the designated Trust Account.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of Ordinary Shares outstanding during the period. Diluted net loss per share is computed by dividing net loss per share by the weighted average number of Ordinary Shares outstanding, plus to the extent dilutive, the incremental number of Ordinary Shares to settle warrants held by the Sponsor (see Note 4), as calculated using the treasury stock method. As the Company reported a net loss for all periods presented in the accompanying interim statements of operations, the effect of the 10,570,000 warrants (including 4,820,000 Private Placement Warrants issued to the Sponsor and lead underwriter in the private placement), have not been considered in the diluted loss per ordinary share because their effect would be anti-dilutive. As a result, dilutive loss per ordinary share is equal to basic loss per ordinary share .

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

F- 8

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

2. Significant Accounting Policies- (continued)

Income Taxes

The Company was incorporated in the British Virgin Islands, and as such, is not subject to corporate income taxes. The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending retained earnings. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2012. The Company’s conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the period ended December 31, 2012. The Company is subject to income tax examinations by major taxing authorities since inception.

The Company may be subject to potential examination by U.S. federal, U.S. state or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Deferred Offering Costs

Deferred offering costs consist principally of legal and accounting fees incurred through the balance sheet date that are related to the Public Offering and that were charged to capital upon the receipt of the capital raised.

Fair Value of Financial Instruments

Unless otherwise disclosed, the fair values of financial instruments, including cash and the note payable to related party, approximate their carrying amount due primarily to their short-term nature.

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Redeemable ordinary shares

As discussed in Note 1, all of the 5,750,000 Public Shares contain a redemption feature which allows for the redemption of such shares under the Company's liquidation or tender offer/shareholder approval provisions. In accordance with ASC 480, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity's equity instruments, are excluded from the provisions of ASC 480. Although the Company does not specify a maximum redemption threshold, its memorandum and articles of association provides that in no event will the Company redeem its public shares in an amount that would cause its net tangible assets (shareholders' equity) to be less than $5,000,001.

The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of the security to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable Ordinary Shares shall be affected by charges against paid-in capital.

Accordingly, at December 31, 2012 , 5,150,791 of the 5,750,000 public shares are classified outside of permanent equity at their redemption value. The redemption value is equal to the pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less taxes payable (approximately $8.00 at December 31, 2012).

F- 9

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

3. Public Offering

Public Units

On July 25, 2012, the Company sold 5,000,000 Public Units at a price of $8.00 per unit. Each Public Unit consists of one Public Share and one Public Warrant to purchase one Ordinary Share. On July 26, 2012, the Company sold an additional 750,000 Public Units at a price of $8.00 per unit. See footnote 1 for a discussion of the "Public Offering".

On September 14, 2012, the Company, announced that EBC notified it that commencing September 20, 2012, the holders of the Company’s Public Uunits may elect to separately trade the Ordinary Shares and Public Warrants underlying such Public Units. Those Public Units not separated will continue to trade on the Nasdaq Capital Market under the symbol “INXBU” and each of the underlying Ordinary Shares and Warrants will trade under the symbols “INXB” and “INXBW”, respectively. Holders of Public Units will need to have their brokers contact Continental Stock Transfer & Trust Company, the Company’s transfer agent, in order to separate the Public Units into Ordinary Shares and Public Warrants.

Public Warrant Terms and Conditions:

Exercise Conditions  — Each Public Warrant entitles the holder to purchase from the Company one Ordinary Share at an exercise price of $7 per share commencing on the later of the completion of an Initial Business Combination and July 25, 2013, provided that the Company has an effective registration statement under the Securities Act of 1933, as amended, covering the Ordinary Shares issuable upon exercise of the Public Warrants and such shares are registered or qualified under the securities laws of the state of residence of the exercising holder. The Public Warrants expire three years from the date of the completion of the Company’s Initial Business Combination, unless earlier redeemed. The Public Warrants will be redeemable in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days’ notice after the warrants become exercisable, only in the event that the last sale price of the Ordinary Shares exceeds $10.50 per share for any 20 trading days within a 30-trading day period. If the Public Warrants are redeemed by the Company, management will have the option to require all holders that wish to exercise such warrants to do so on a cashless basis.

Registration Risk  — In accordance with a warrant agreement relating to the Public Warrants, the Company will be required to use its best efforts to maintain the effectiveness of a registration statement relating to the Ordinary Shares issuable upon exercise of the Public Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event a registration statement is not effective at the time of exercise, the holders of such Public Warrants shall not be entitled to exercise such Public Warrants (except on a cashless basis under certain circumstances) and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle or cash settle the Public Warrants. Consequently, the Public Warrants may expire unexercised, unredeemed and worthless, and an investor in the Public Offering may effectively pay the full unit price solely for the ordinary shares included in the Public Units.

Accounting  — Since the Company is not required to net cash settle the Public Warrants, management has determined that the Public Warrants will be recorded at fair value and classified within shareholders’ equity as “Additional paid-in capital” upon their issuance in accordance with FASB ASC 815-40 (“Derivatives and Hedging”).

Underwriting Agreement  — The Company paid an underwriting discount of 3.5% of the Public Unit offering price to the underwriters at the closing of the Public Offering (an aggregate of $1,610,000). The Company also issued a unit purchase option, for $100, to EBC or its appointees or its designees, to purchase 500,000 units at an exercise price of $8.80 per unit. The unit purchase option is exercisable commencing on the later to occur of the consummation of the Initial Business Combination and July 19, 2013 and expires July 19, 2017. The units issuable upon exercise of this option are identical to the units sold in the Public Offering. The Company has accounted for the fair value of the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Public Offering resulting in a charge directly to shareholders’ equity. The Company estimated that the fair value of this unit purchase option was approximately $1,105,719 (or $2.21 per unit) using a Black-Scholes option-pricing model. The fair value of the unit purchase option was estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 0.27% and (3) expected life of five years. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Warrants, as described above), such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying Warrants and the market price of the Units and underlying ordinary shares) to exercise the unit purchase option without the payment of any cash. The holder of the unit purchase option is entitled to certain demand and piggy-back registration rights. The Company has no obligation to net cash settle the exercise of the unit purchase option or the Warrants underlying the unit purchase option. The holder of the unit purchase option is not entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying Warrants, the unit purchase option or Warrants, as applicable, will expire worthless.

F- 10

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

3. Public Offering- (continued)

The Company has engaged EBC on a non-exclusive basis, to act as its advisor and investment banker in connection with its Initial Business Combination to provide it with assistance in negotiating and structuring the terms of its Initial Business Combination. The Company will pay EBC a cash fee of $860,000 for such services upon the consummation of its Initial Business Combination.

4. Related Party Transactions

Founder Shares  — In April 2011, the Sponsors purchased 1,150,000 ordinary shares as adjusted, (the “Founder Shares”) for $25,000, or approximately $0.022 per share. On May 24, 2012, the Company effectuated a 1.25-for-1 forward split of the outstanding Ordinary Shares, leaving the sponsors and initial shareholders with 1,437,500 founder shares.

Forfeiture  — The Founder Shares included 187,500 Ordinary Shares that were subject to forfeiture if and to the extent the underwriters’ over-allotment option was not exercised, so that the initial shareholders would own 20% of the Company’s issued and outstanding shares after the Public Offering. On July 26, 2012 the over-allotment option was exercised in full and therefore no such shares are subject to forfeiture.

Rights  — The Founder Shares are identical to the Ordinary Shares included in the Public Units sold in the Public Offering except that (i) the Founder Shares are subject to certain transfer restrictions, as described in more detail below, and (ii) the initial shareholders have agreed to waive their redemption rights with respect to the Founder Shares and any Public Shares they purchase in connection with the Initial Business Combination and have also waived their redemption rights with respect to the Founder Shares if the Company fails to consummate an Initial Business Combination within 18 (or 21) months from the closing of the Public Offering.

Voting  — If the Company seeks shareholder approval of its Initial Business Combination, the initial shareholders have agreed to vote the Founder Shares and any Public Shares purchased during or after the Public Offering in favor of the Initial Business Combination.

Liquidation  — Although the initial shareholders and their permitted transferees have waived their redemption rights with respect to the Founder Shares if the Company fails to consummate an Initial Business Combination within 18 (or 21) months from the closing of the Public Offering, they are entitled to redemption rights with respect to any Public Shares they may own.

Sponsor and EBC Warrants  — On July 25, 2012, the Sponsors and EBC purchased an aggregate of 4,000,000 and 400,000 warrants, respectively (the “Sponsor Warrants” and “EBC Warrants”, respectively) at $0.50 per warrant (for an aggregate purchase price of $2,200,000) from the Company on a private placement basis simultaneously with the closing of the Public Offering. On July 26,2012 the Sponsors and EBC purchased an aggregate of 381,818 and 38,182 warrants, respectively at $0.50 per warrant (for an aggregate purchase price of $210,000) from the Company on a private placement basis simultaneously with the closing of the over-allotment closing.

Exercise Conditions  — Each Sponsor Warrant and EBC Warrant is exercisable into one ordinary share at $7 per share. The proceeds from the Sponsor Warrants and EBC Warrants were added to the proceeds from the Public Offering held in the Trust Account. The Sponsor Warrants and EBC Warrants are identical to the Public Warrants except that (a) the Sponsor Warrants and EBC Warrants and any Public Warrants purchased by the Sponsors or their affiliates (i) will be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by the Company, in each case so long as they are held by the initial purchasers or their affiliates, and (ii) will be subject to certain transfer restrictions described in more detail below, and (b) the period during which the EBC Warrants are exercisable may not be extended beyond five years from the effective date of the registration statement of which this prospectus forms a part. The purchasers have agreed that the Sponsor Warrants and EBC Warrants will not be sold or transferred by them (except to certain permitted transferees) until after the Company has completed the Initial Business Combination.

Accounting  — Since the Company is not required to net-cash settle the Sponsor Warrants or EBC Warrants, management has determined that the Sponsor Warrants and EBC Warrants will be recorded at fair value and classified within shareholders’ equity as “Additional paid-in capital” upon their issuance in accordance with FASB ASC 815-40 (“Derivatives and Hedging”).

F- 11

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

4. Related Party Transactions- (continued)

Disposition Restrictions

The initial shareholders have agreed not to transfer, assign or sell any of their Founder Shares (except in limited circumstances to permitted assigns) until the earlier of (1) one year after the completion of its Initial Business Combination and (2) the date on which the Company consummate a liquidation, share exchange, share reconstruction and amalgamation, or other similar transaction after its Initial Business Combination that results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property (the “Lock-Up Period”). Notwithstanding the foregoing, if the Company’s share price reaches or exceeds $9.60 for any 20 trading days within at least one 30-trading day period during the Lock-Up Period, 50% of the Founder Shares will be released from the lock-up and, if the Company’s share price reaches or exceeds $12.00 for any 20 trading days within at least one 30-trading day period during such Lock Up Period, the remaining 50% of the Founder Shares shall be released from the lock-up. The Sponsor has agreed not to transfer, assign or sell any of the Sponsor Warrants including the Ordinary Shares issuable upon exercise of the Sponsor Warrants until after the completion of an Initial Business Combination.

Registration Rights

The holders of the Founder Shares, Sponsor Warrants, EBC Warrants and warrants that may be issued upon conversion of working capital loans (and the Ordinary Shares underlying all of such warrants) have registration rights to require the Company to register a sale of any of the securities held by them pursuant to a registration rights agreement signed on July 19, 2012. These holders are entitled to make up to three demands (or one demand in the case of the EBC Warrants), excluding short form demands, that the Company register such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Company. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the Founder Shares, upon the earlier of (1) one year after the completion of the Company’s Initial Business Combination or (2) the date (1) one year after the completion of the Company’s Initial Business Combination or (2) the date on which the Company consummates a liquidation, merger, share exchange or other similar transaction after the Company’s Initial Business Combination that results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property, and (ii) in the case of the Sponsor Warrants and EBC Warrants and the respective Ordinary Shares underlying such warrants, after the completion of the Company’s Initial Business Combination. Notwithstanding the foregoing, in the event the sales price of the Company’s Ordinary Shares reaches or exceeds $9.60 for any 20 trading days within any 30-trading day period during such one year period, 50% of the Founder Shares shall be released from the lock-up and, if the sales price of the Company’s shares reaches or exceeds $12.00 for any 20 trading days within any 30-trading day period during such one year period, the remaining 50% of the Founder Shares shall be released from the lock-up. In addition, members of the Company’s Sponsor and the underwriters have agreed not to, subject to certain limited exceptions, transfer, assign or sell any of the Sponsor Warrants or EBC Warrants (including the Ordinary Shares issuable upon exercise of such Warrants) until after the completion of the Initial Business Combination. The Company will bear the costs and expenses of filing any such registration statements.

Administrative Services

The Company has agreed pay $10,000 per month for up to 21 months for office space, utilities and secretarial and administrative services to Infinity-C.S.V.C. Management Ltd, an affiliate of the Company’s sponsors. Services commenced July 20, 2012 and will terminate upon the earlier of (i) the consummation of an Initial Business Combination or (ii) the liquidation of the Company.

Note and advances Payable

In April, 2011, the Company issued an unsecured promissory note for $45,000 to the Sponsors and received from the Sponsors advances in the amount of $93,265; proceeds from the loan and the advances were used to fund a portion of the organizational and offering expenses owed by the Company to third parties. The principal balances of the loan and the advances are repayable on the earlier of (i) the date of the consummation of the Public Offering or (ii) September 30, 2012. The principal balance was pre-payable without penalty at any time in whole or in part. No interest accrued on the unpaid principal balance of the loan and the advances. The loan and the advances were due and payable upon the consummation of the Public Offering. As at December 31, 2012, the loan and the advances have been paid.

5. Shareholders’ Equity

Ordinary Shares  — The Company has unlimited Ordinary Shares authorized. Holders of the Company’s Ordinary Shares are entitled to one vote for each Ordinary Share. At December 31, 2012, there were 2,036,709 Ordinary Shares outstanding (excluding 5,150,791 shares subject to possible redemption).

F- 12

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

5. Shareholders’ Equity- (continued)

Preferred Shares  — The Company is authorized to issue an unlimited number of preferred shares in five different classes with such designations, voting and other rights and preferences as may be determined from time to time by Board of Directors. At December 31, 2012 the Company has not issued any preferred shares.

6. Commitments

The Company has committed to pay its attorneys a deferred legal fee of $100,000 upon the consummation of the Initial Business Combination relating to services performed in connection with the Public Offering. This amount has been accrued in the accompanying balance sheet.

7. Fair Value Measurement

The Company complies with FASB ASC 820, Fair Value Measurements, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The following tables present information about the Company’s assets that are measured at fair value on a recurring basis as of December 31, 2012, and indicate the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability:

Fair Value of Financial Assets as of December 31, 2012

Description	Balances, at December 31, 2012	Quoted Prices in Active Markets (level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account	$45,971,982	$45,971,982	-	-
Total	$45,971,982	$45,971,982	-	-

The fair values of the Company’s investments held in the Trust Account are determined through market, observable and corroborated sources. There was a decrease of $28,018 in the value of the trust as of December 31,2012.

F- 13